                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                VISTA GOLD CORP.
                   -----------------------------------------
                                (Name of Issuer)

                        Common Shares without par value
                   -----------------------------------------
                         (Title of Class of Securities)

                                   927926 10 5
                        -------------------------------
                                 (CUSIP Number)

                                James R. Jensen
                               Atlas Corporation
                             370 Seventeenth Street
                                   Suite 3050
                             Denver, Colorado 80202
                                (303) 629-2440
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 25, 1997
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index:  Page 6

                               Page 1 of 17 Pages
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                                  SCHEDULE 13D

CUSIP NO.   927926 10 5
          --------------

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          ATLAS CORPORATION
          13-550312

2    Check the Appropriate Box If a Member of a Group*
                              a.  [ ]
                              b.  [ ]
3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

          DELAWARE

                     7   Sole Voting Power
  Number of                    11
   Shares
 Beneficially        8   Shared Voting Power
  Owned By
    Each
  Reporting          9   Sole Dispositive Power
   Person                       11
    With
                     10  Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person

                               11

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13   Percent of Class Represented By Amount in Row (11)

                      less than 0.1%

14   Type of Reporting Person*

                      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 17 Pages
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ITEM 1.   Security and Issuer.
          -------------------

     This Amendment No. 4 to Schedule 13D filed by Atlas Corporation ("Atlas" or the "Company") relates to the Common Shares, without par value (the "Common Shares") of Vista Gold Corp., a corporation organized under the laws of British Columbia, Canada (the "Issuer") and the successor by amalgamation as of November 1, 1996 to Granges Inc., also a corporation organized and existing under the laws of British Columbia, Canada. It amends and supplements the Schedule 13D (the "Schedule 13D") filed by Atlas dated August 24, 1994, as amended by Amendment Numbers 1, 2 and 3 thereto (the "Amendments") with respect to shares of Granges Inc., CUSIP number 386903 10 8.

     Except as otherwise indicated, all defined terms shall have the meaning ascribed to such terms in the Schedule 13D and Amendments. The address of the principal executive offices of the Issuer is 370 Seventeenth Street, Suite 3000, Denver, Colorado 80202.

ITEM 2.   Identity and Background.
          -----------------------

     Item 2 is hereby amended by modifying Schedule A as follows:

1. deleting, in their entirety, the entries for Michael Richings, Gary E. Davis and Jerome C. Cain, who are no longer directors or officers of the Company;
2. amending the entry for James R. Jensen to read, under the column heading "Position with Atlas", in its entirety, "Treasurer, Controller and Secretary"; and
3. adding an entry reading, "Christopher J.A. Davie, Castle Exploration Incorporated, 717 Seventeenth Street, Suite 1440, Denver, CO 80202", "Director", "President, Castle Exploration Incorporated" and "U.S." under the column headings, "Name and Business Address", "Position with Atlas", "Principal Occupation" and "Citizenship" respectively.


ITEM 4.   Purpose of Transaction.
          ----------------------

     Item 4 is hereby amended by adding the following information supplementing the information contained therein:

Amalgamation of Granges Inc. and Da Capo Resources Ltd.
-------------------------------------------------------

     On November 1, 1996, Granges Inc. and Da Capo Resources Ltd. effected an amalgamation. The amalgamated company was named Vista Gold Corp. Pursuant to the amalgamation, Atlas received 8,474,576 Common Shares, one for each share of Granges Inc. theretofore held. Such shareholdings represented 9.5% of the Common Shares currently issued and outstanding (based upon 89,020,405 Common Shares currently issued and outstanding, as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 1996). Since the amalgamation, holders of the Debentures exchanged their Debentures for 161,500 Common Shares, thereby reducing Atlas' shareholdings in the Issuer to 8,313,076 Common Shares, representing 9.3% of the Common Shares currently issued and outstanding (based upon 89,020,405 Common Shares currently issued and outstanding, as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 1996).

Repurchase of Debentures
------------------------

     In order to retire the Debentures, Atlas exchanged, in respect of all outstanding Debentures, all but 11 Common Shares pledged under the Indenture

                               Page 3 of 17 Pages
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(as to which 11 shares, Atlas obtained a release from such pledge). Accordingly, as of June 25, 1997, Atlas held only 11 Common Shares, free of any pledge. Such 11 Common Shares represent less than 0.1% of the Common Shares currently issued and outstanding (based upon 89,020,405 Common Shares currently issued and outstanding, as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 1996) and Atlas is, accordingly, no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 and rules thereunder.

     Except as disclosed herein, in the Schedule 13D and the Amendments, Atlas has no plans which relate to or would result in any transaction described in
Schedule 13D, item 4(a) - (j).


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is hereby amended by replacing it, in its entirety, with the following:

     Atlas is the direct beneficial owner and has sole power to vote and dispose of 11 Common Shares of the Issuer which represent less than 0.1% of the Common Shares currently issued and outstanding (based upon 89,020,405 Common Shares currently issued and outstanding, as reported in the Issuer's Form 20-F for the fiscal year ended December 31, 1996).

     Except for the transactions described above, there have been no transactions in the Common Shares of the Issuer by Atlas or any of the executive officers or directors identified in Schedule A hereto during the 60 days preceding the filing of this Statement.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to the Securities of the Issuer.
          -------------------------------

     On June 25, 1997 Atlas entered into exchange agreements with Debenture holders pursuant to which Atlas transferred to such holders a proportional amount of 8,313,065 Common Shares held by Atlas in partial consideration for the purchase, by Atlas, of all outstanding Debentures.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------


     The following material is filed herewith as Exhibits:

     17. form of Exchange Agreement with Debenture holders.

                               Page 4 of 17 Pages
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                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:


                         ATLAS CORPORATION



                         By:  /s/ James R. Jensen
                              ---------------------------
                              James R. Jensen
                              Treasurer

                               Page 5 of 17 Pages
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                                 EXHIBIT INDEX

EXHIBIT                                                        PAGE
-------                                                        ----

17.  form of Exchange Agreement with Debentureholders.           7

                               Page 6 of 17 Pages